Exhibit 99.1

SAIHEAT Limited

Extraordinary General Meeting of Shareholders

August 26, 2026

FINAL REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the Extraordinary General Meeting of Shareholders of SAIHEAT Limited (the “Company”), held on August 26, 2026 (the “Meeting”), hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting was held via the Internet, at www.virtualshareholdermeeting.com/SAIH2026SM, pursuant to notice duly given.

3)	At the close of business on August 12, 2026, the record date for the determination of shareholders entitled to vote at the Meeting, there were 1,195,249 Class A ordinary shares, each entitled to one vote, and 642,043 Class B, each entitled to 10 votes, issued and outstanding, consisting of all the voting securities of the Company.

4)	Present, in person or by proxy, at the Meeting were holders of an aggregate of 652,854 shares of the Company’s ordinary Class A and Class B shares, voting as a single class with each Class A ordinary share carrying one vote and each Class B ordinary share carrying ten votes, and, in aggregate, 6,431,241votes, constituting a quorum.

5)	The undersigned canvassed the votes of the Shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	Proposal No. 1. At the Meeting, the vote to approve an ordinary resolution that:

conditional upon and effective at the Effective Time, and after giving effect to the conversion, immediately prior to the Closing, of all issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the 145,601 authorized but unissued Class B Ordinary Shares be re-designated and reclassified as 145,601 Class A Ordinary Shares, and, as a consequence, the authorized share capital of the Company be amended:

FROM: US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,043 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the Existing M&A,

TO: US$35,000 divided into 22,170,225 class A ordinary shares of a par value of US$0.0015 each, 496,442 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the A&R MAA.

The result of the vote was as follows:

FOR	AGAINST	ABSTAIN
6,430,956	255	30

7)	Proposal No. 2. At the Meeting, the vote to approve a special resolution that the change of the name of the Company from “SAIHEAT Limited” to “Canopy Wave Holdings Inc.” be approved, conditional upon and effective at the Effective Time, was as follows:

FOR	AGAINST	ABSTAIN
6,430,944	267	30

8)	Proposal No. 3. At the Meeting, the vote to approve an ordinary resolution that the fixing of the number of directors constituting the Company’s board of directors at five (5) immediately following the Effective Time, a majority of whom shall qualify as “independent directors” as defined in Nasdaq rules and be eligible to serve on an audit committee, conditional upon and effective at the Effective Time, be approved, was as follows:

FOR	AGAINST	ABSTAIN
6,430,944	267	30

9)	Proposal No. 4. At the Meeting, the vote to approve a special resolution that the adoption of the A&R MAA, in the form furnished as Exhibit 99.3 to the Company’s Report on Form 6-K, in substitution for, and to the exclusion of, the Existing M&A, conditional upon and effective at the Effective Time, be approved, was as follows:

FOR	AGAINST	ABSTAIN
6,430,956	255	30

10)	Proposal No. 5. At the Meeting, the vote to approve an ordinary resolution that the issuance and allotment of the Consideration Shares in connection with the Merger, the issuance and allotment of the PIPE Shares pursuant to the PIPE Share Purchase Agreement, and the change of control of the Company resulting from the Merger, in each case for the purposes of Nasdaq Listing Rule 5635(a), (b) and (d) and conditional upon and effective at the Effective Time, be approved, was as follows:

FOR	AGAINST	ABSTAIN
6,430,956	255	30

11)	Proposal No. 6. At the Meeting, the vote to approve an ordinary resolution that:

(i)	the Merger Agreement;

(ii)	the other Transaction Agreements referred to in the EGM Notice;

(iii)	the completion of the transactions contemplated by the Merger Agreement and such other Transaction Agreements, in accordance with the terms and subject to the conditions set forth therein, be approved in all respects; and

(iv)	that any director be authorized, for and on behalf of the Company, to do all such acts and things and to execute and deliver, as a deed or under seal if required, all such documents as he considers necessary, desirable or expedient in connection with, or ancillary to, the transactions contemplated by the Merger Agreement and such other Transaction Agreements.

The result of the vote was as follows:

FOR	AGAINST	ABSTAIN
6,430,956	255	30

12)	Proposal No. 7. At the Meeting, the vote to approve an ordinary resolution that the adjournment of the Extraordinary General Meeting by the Chair thereof to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes at the time of the Extraordinary General Meeting to approve any of the foregoing proposals, be approved was as follows:

FOR	AGAINST	ABSTAIN
6,430,854	356	31

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand on this 26th day of August, 2026.

/s/ Anthony P. Carideo
Inspector of Election
Anthony P. Carideo

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